TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
October 31, 2004

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at October 31, 2004 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the three month periods ended October 31, 2004 and October 31, 2003.

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

www.tylerresources.com

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)	October 31, 2004	July 31, 2004

ASSETS
Current
Cash and cash equivalents	$2,170,202	$2,344,456
Accounts receivable	9,106	12,711
Prepaids	28,948	6,304
Marketable securities	2,410	2,410
	2,210,666	2,365,881

OTHER ASSETS Note 2	42,074	39,741
CAPITAL ASSETS Note 3	53,935	49,736
MINERAL PROPERTIES Schedule	5,732,428	5,683,983
	$8,039,103	$8,139,341

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$24,987	$29,011
Related party payables and accrued liabilities Note 4	-	19,487
	24,987	48,498

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 5
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
68,686,439 common shares,(July 31,2004-68,431,439)	13,076,742	13,051,242
CONTRIBUTED SURPLUS Note 6	593,050	593,050
DEFICIT	(5,655,676)	(5,553,449)
	8,014,116	8,090,843
	$8,039,103	$8,139,341

Commitment Note 7

Approved on behalf of the Board

"Gregory Smith"

Director

"James Devonshire"

Director

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)
Three months ended October 31,	2004	2003

REVENUE
Interest and other	$10,478	$11,654
Overhead recoveries	-	9,224
	10,478	20,878

EXPENSES
General and administrative	80,672	22,823
Professional fees	15,255	5,967
Reporting to shareholders	7,230	-
Stock exchange, filing and transfer agent fees	2,516	1,651
Amortization of capital assets	3,957	-
	109,630	30,441
LOSS BEFORE THE UNDERNOTED	(99,152)	(9,563)
Loss on sale of investments	(3,075)	(1,740)
NET LOSS	(102,227)	(11,303)

DEFICIT, beginning of period	(5,553,449)	(4,408,679)
DEFICIT, end of period	$(5,655,676)	$(4,419,982)

LOSS PER SHARE:
Basic and diluted	$0.00	$0.00
WEIGHTED AVERAGE NUMBER OF SHARES
Basic and diluted	68,464,482	38,294,939

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)
Three months ended October 31,	2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$10,478	$7,696
Cash operating expenses	(141,487)	(1,735)
	(131,009)	5,961
INVESTING ACTIVITIES
Mineral property recoveries (expenditures)	(55,181)	22,972
Drilling advance	(19,083)	-
Capital asset expenditures	(8,156)	-
	(82,420)	22,972
FINANCING ACTIVITIES
Exercise of warrants and options	25,500	-
Proceeds on disposal of investments	13,675	17,237
Demand notes payable	-	10,000
	39,175	27,237
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(174,254)	56,170

CASH AND CASH EQUIVALENTS:
Beginning of period	2,344,456	7,977
End of period	$2,170,202	$64,147

Supplementary information:

Interest and taxes

The Company did not expend cash on interest or income taxes during the respective three month periods ended October 31, 2004 and October 31, 2003.

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE THREE MONTHS ENDED OCTOBER 31, 2004 AND OCTOBER 31, 2003
(Unaudited - prepared by management)

		Saskatchewan	Northwest Territories		Mexico
	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Other
October 31, 2004
Exploration and development expenditures:
Balance July 31, 2004	$3,668,899	$1,744,159	$134,443	$(28,171)	$1,811,106	$7,362
Geological consulting	8,213	-	-	-	8,213	-
Drilling	6,997	-	-	-	6,997	-
Camp costs	11,159	-	-	-	11,159	-
Site preparation	9,510	-	-	-	9,510	-
Project field costs	12,566	-	-	-	12,566	-
Balance October 31, 2004	3,717,344	1,744,159	134,443	(28,171)	1,859,551	7,362

Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	217,941	28,171	1,123,859	7,269
Costs incurred	-	-	-	-	-	-
Balance October 31, 2004	2,015,084	637,844	217,941	28,171	1,123,859	7,269
Total mineral properties October 31, 2004	$5,732,428	$2,382,003	$352,384	$-	$2,983,410	$14,631

		Saskatchewan	Northwest Territories		Mexico	Nunavut
	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni	Other
October 31, 2003
Exploration and development expenditures:
Balance July 31, 2003	$3,707,687	$1,743,802	$723,892	$(25,645)	$1,048,902	$203,593	$13,143
Geological consulting	1,655	-	1,200	-	-	200	255
Legal expenditure - arbitration	31,529	-	31,529	-	-	-	-
Arbitration award - cost recovery	(261,572)	-	(261,572)	-	-	-	-
Balance October 31, 2003	3,479,299	1,743,802	495,049	(25,645)	1,048,902	203,793	13,398

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	327	-	-	-	-	-	327
Balance October 31, 2003	1,194,759	637,844	217,941	28,171	248,613	55,520	6,670
Total mineral properties October 31, 2003	$4,674,058	$2,381,646	$712,990	$2,526	$1,297,515	$259,313	$20,068

See accompanying notes to the financial statements.

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2004

(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

The interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. These interim financial statements should be read in conjunction with the audited financial statements for the year ended July 31, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Asset Retirement Obligations

Effective August 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the standard on a retroactive basis. Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The Company’s activities have been focused on exploration directed toward the discovery of mineral resources and consequently no assets have been brought into production to date, hence no obligation has been recorded at this time. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

2. Other Assets

	October 31, 2004	July 31, 2004
Long-term investment (fair value $10,000, July 31, 2004 - $21,000)	$16,750	$33,500
Drilling Advance	19,083	-
Long-term prepaid rent	6,241	6,241
	$42,074	$39,741
3. Capital Assets
	October 31, 2004	July 31, 2003
Cost	$66,486	$58,330
Accumulated amortization	12,551	8,594
Net book value	$53,935	$49,736

4. Related party payables and accrued liabilities

At July 31, 2004, het Company owed corporations controlled by officers of the Company for geological and administrative consulting services and expense reimbursement. Further, the Company owed a corporation related by virtue of certain common officers and directors for administrative charges. These aggregated $19,487 at July 31, 2004, ($nil – October 31, 2004).

5. Capital Stock

The following summarizes capital stock transactions during the three months ended October 31, 2004:

	Number of shares	Amount
Balance July 31, 2004	68,431,439	$13,051,242
Warrants exercised	30,000	3,000
Options exercised	225,000	22,500
Balance October 31, 2004	68,686,439	$13,076,742

No capital stock transactions occurred during the three months ended October 31, 2003. Subsequent to period-end to December 15, 2004 the Company issued 3,191,293 common shares for proceeds of $562,873 pursuant to the exercise of stock options and warrants disclosed below.

TYLER RESOURCES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2004

(Unaudited – prepared by management)

5. Capital Stock (continued)

a) Options

The following summarizes stock option transactions during the three months ended October 31, 2004:

	Number of options	Average Price
Balance July 31, 2004	6,322,500	$0.18
Exercised	225,000	$0.10
Balance October 31, 2004	6,097,500	$0.19

Subsequent to period-end to December 15, 2004 stock options were exercised to acquire 485,000 common shares at $0.10 per share for proceeds of $48,500.

The following summarizes stock options outstanding at October 31, 2004:

Expiry Date	Number of shares	Exercise price
Employees, Directors and Consultant’s Options:
January 23, 2006	832,500	$0.10
January 29, 2007	75,000	$0.12
July 22, 2007	1,500,000	$0.35
December 15, 2008	2,190,000	$0.10
January 29, 2009	1,500,000	$0.20
	6,097,500
Agents’ Options:
September 16, 2005	1,040,240	$0.25
	7,137,740

Pursuant to the brokered private placement in March, 2004, the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005. Each unit is comprised of one common share and one half of a warrant. Each whole warrant may be exercised to acquire one common share at $0.35 to September 16, 2005. At October 31, 2004, no Agents’ Options had been exercised. Subsequent to period end to December 15, 2004, Agents’ Options were exercised to acquire 494,960 common shares and 247,480 warrants for proceeds of $123,740.

b) Warrants

Warrants to purchase 2,500,000 common shares at $0.10 per share, expiring December 23, 2004 were issued pursuant to the private placement on December 23, 2003 and 2,450,000 were outstanding at October 31, 2004. Officers, directors, or their immediate family owned 283,333 of the outstanding warrants. Further, warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement and all were outstanding at October 31, 2004. Officers and directors of the Company held 62,500 of these warrants. Subsequent to period-end to December 15, 2004, warrants were exercised at $0.10 per share for proceeds of $153,333 to purchase 1,533,333 common shares, and warrants , (including 6,000 Agents’ warrants), were exercised at $0.35 per share for proceeds of $237,300 to acquire 678,000 common shares.

See note 5(a) above re Agents’ Units which include warrants. As no Agents’ Options were exercised to October 31, 2004, no warrants associated with these Units were outstanding at October 31, 2004. At December 15, 2004 there were 241,480 Agents’ Warrants outstanding.

6. Contributed Surplus

Balance July 31, 2003	$-
Stock Option Benefit	596,000
Options exercised	(2,950)
Balance July 31 and October 31, 2004	$593,050

7. Commitment

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production. Subsequent to period end the November, 2004 payment was made.